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SEC FILE NUMBER
8-46065

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Access Financial Group, Inc

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

118 N. Clinton Street, Suite 450
(No. and Street)

Chicago	IL	60661
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Nancy Gorchoff	312-655-8211	ng@afinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciaccott Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, and middle name)

20646 Abbey Woods Ct. Suite 201	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

12/31/2010	5376
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nancy Gorchoff_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Access Financial Group, Inc._____, as of 12/31_____, 2 025____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public, State of Illinois
Official Seal
Victor John Chigas
Commission # 623594
My Commission Expires 12/29/2029

Notary Public

Signature: _____

Title: Chief Financial Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ACCESS FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM PURSUANT TO RULE 17a-5

DECEMBER 31, 2025

ACCESS FINANCIAL GROUP, INC.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of
Access Financial Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Access Financial Group, Inc. (the "Company") as of December 31, 2025, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Access Financial Group, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedule I (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Access Financial Group, Inc.'s auditor since 2023.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
March 18, 2026

Phone:708.489.1680 Fax:847.750.0490 | dswd-advisory.com
20646 Abbey Woods Ct N, Suite 201 | Frankfort, IL 60423



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of
Access Financial Group, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Access Financial Group, Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Access Financial Group, Inc. as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Access Financial Group, Inc.'s auditor since 2023.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
March 18, 2026

Phone:708.489.1680 Fax:847.750.0490 | dswd-advisory.com
20646 Abbey Woods Ct N, Suite 201 | Frankfort, IL 60423

ACCESS FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2025

ASSETS

Cash and cash equivalents	$	2,458,046
Receivable from broker-dealer		34,258
TPA record keeping and administrative fees receivable		562,226
Securities owned, at fair value		3,188,104
Property and equipment, net of		
accumulated depreciation of $172,417		76,773
Operating lease - right-of-use		238,048
Other assets		105,735
TOTAL ASSETS	**$**	**6,663,190**

LIABILITIES

Accounts payable and accrued expenses	$	710,325
Operating lease liability		244,290
Deferred income tax liability		667,000
TOTAL LIABILITIES		1,621,615

SHAREHOLDERS' EQUITY

Common stock - $.01 par value; 4,000,000 shares authorized;		
and 1,231,962 issued and outstanding		12,320
Additional paid in capital		1,114,551
Retained earnings		3,914,704
TOTAL SHAREHOLDERS' EQUITY		5,041,575
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**$**	**6,663,190**

See accompanying notes to financial statements.

ACCESS FINANCIAL GROUP, INC.
STATEMENT OF INCOME
For the year ended December 31, 2025

REVENUES		
Commissions and fees	$	2,146,739
TPA record keeping and administrative fees		2,525,677
Unrealized gain on marketable securities		761,986
Interest and dividend income		98,456
TOTAL REVENUES		5,532,858
OPERATING EXPENSES		
Commissions, clearing and exchange fees		1,180,292
Compensation and related expenses		2,514,740
Communications and data processing		337,328
Occupancy		218,631
Other operating expenses		512,646
TOTAL OPERATING EXPENSES		4,763,637
INCOME BEFORE INCOME TAXES		769,221
INCOME TAX PROVISION		258,711
NET INCOME	$	510,510

See accompanying notes to financial statements.

ACCESS FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the year ended December 31, 2025

| | Common Stock | | Additional Paid-in | Retained | |
	Shares	Amount	Capital	Earnings	Totals
Balance - December 31, 2024	1,231,962	$ 12,320	$ 1,114,551	$ 3,404,194	$ 4,531,065
Net Income	-	-	-	510,510	510,510
Balance - December 31, 2025	1,231,962	$ 12,320	$ 1,114,551	$ 3,914,704	$ 5,041,575

See accompanying notes to financial statements.

ACCESS FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	510,510
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation		21,925
Unrealized gain on marketable securities		(761,986)
Deferred income taxes		230,000
Operating lease - right-of-use		161,323
(Increase) decrease in assets:		
Receivable from broker - dealer		(22,465)
TPA record keeping and administrative fees receivable		(48,247)
Other assets		25,901
(Increase) decrease in liabilities:		
Operating lease liability		(158,616)
Accounts payable and accrued expenses		331,912
NET CASH PROVIDED BY OPERATING ACTIVITIES		290,257
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment		(34,324)
NET CASH USED IN INVESTING ACTIVITIES		(34,324)
NET INCREASE IN CASH AND CASH EQUIVALENTS		255,933
Cash and cash equivalents beginning of year		2,202,113
Cash and cash equivalents at end of year	$	2,458,046
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Income taxes paid	$	46

See accompanying notes to financial statements.

NOTE A - Organization and Nature of Business

Access Financial Group, Inc. (the Company) was incorporated in the State of Delaware on December 18, 1992. The Company is a registered securities broker-dealer and registered investment advisor regulated by the Securities and Exchange Commission and Financial Investors Regulatory Authority, and clears its trades through a clearing broker on a fully disclosed basis. The Company provides recordkeeping, investment services and investment advice, primarily to funeral directors and cemetery associations throughout the United States.

NOTE B - Summary of Significant Accounting Policies

- *Basis of accounting*

The Company's financial statements are prepared in conformity with generally accepted accounting principles which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Customer transactions are cleared on a fully disclosed basis through another broker-dealer. Commissions and related clearing expenses are recorded on a trade date basis as transactions occur.

- *Cash and cash equivalents*

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Furthermore, the Company maintains its cash in accounts at various financial institutions. The balances, at times, may exceed federally insured amounts. Management periodically reviews the financial stability of these institutions.

- *TPA record keeping receivable, administrative fees receivable and allowance for credit loss*

TPA record keeping and administrative fees are recognized as income ratably during the year. Management fees and administrative fees are billed substantially in arrears of each calendar quarter. The Company determined there were no accounts deemed uncollectible, and as a result had no allowance for credit losses recorded at December 31, 2025.

- *Property and equipment*

Property and equipment are carried at cost and depreciated by the straight-line method over the estimated useful lives of the assets.

The Company has adopted Accounting Standard Update (ASU) 2016-02, Leases (Topic 842), which are accounting principles generally accepted in the United States. Under the guidance lessees are required to recognize lease assets and lease liabilities on its balance sheet for all leases with terms longer than 12 months. Lease arrangements are determined at the inception of the contract, and are classified as either operating or financing. Operating leases are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the statement of financial condition. The Company does not have any finance leases. Operating lease ROU assets

NOTE B - Summary of Significant Accounting Policies, continued

and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. As most leases do not provide an implicit rate, the Company utilized a risk-free rate available at time of commencement in determining the present value of future payments. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

- *Income taxes*

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between   the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes), unrealized gains, and accrued compensation. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

- *Financial Instruments – Credit Losses*

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments - Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the assets' amortized cost basis. Changes in the allowance for credit losses are reported in bad debt expense, if applicable. The Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

- *Revenue Recognition*

Revenue is recognized in accordance with ASU 2014-09, Revenue (Topic 606): Revenue from Contracts with Customers. The Company's revenue streams are as follows:

Commission Revenue and Clearing Fees - The Company buys and sells securities on behalf of its clients, which generates commissions and clearing fees for the transactions. The Company believes that the performance obligation is satisfied and revenue recognized on the trade date, as the pricing is agreed upon with the identification of the underlying financial instrument or purchaser. Once the transaction has been agreed upon, the risk and rewards of ownership transfer to or from the customer.

NOTE B - Summary of Significant Accounting Policies, continued

Interment Trust Services (ITS) Recordkeeping Services Revenue – The Company earns recordkeeping fees from its trusts and death services clients. The Company believes the performance obligation and revenue recognized for providing these services is satisfied over time, with the customer receiving and consuming the services as they are provided by the Company and billed in arrears monthly or quarterly. Fees are calculated based on agreed upon rates detailed in agreements with the customers and the estimated net asset value of funds within the trust of each client.

ITS Advisory Services Revenue – In addition to recordkeeping services, death services clients utilize the Company for advisory services, in which they manage the trusts of those customers. These fees are also calculated based on agreed upon rates established in agreements, and based on the estimated net asset value of funds within the trust of each client. The Company believes the performance obligation for providing these services is satisfied over time, and revenue recognized as the customer receives and consumes the services as they are provided by the Company and billed in arrears monthly.

ITS Tax Fee Revenue – The Company earns fees for tax preparation services for customers that utilize ITS recordkeeping services exclusive of its advisory services. The performance obligation is satisfied with the performance of the tax services, and revenue is recognized at a point in time.

Investment Advisory Services Revenue – The Company provides advisory services and earns revenue monthly based on agreed upon rates stated within contracts with individual customers. Rates are a percentage of assets managed on behalf of the customer. The Company believes that the performance obligation is satisfied and revenue recognized over time, as the assets of the customers are managed and billed in arrears monthly.

Trailer Revenue – Incentive payments are earned from several financial institutions that work directly with the Company. The fund managers at these financial institutions pay variable amounts to the Company based on the value of the underlying assets, for allowing their institution to hold the assets of the Company's customers. The Company believes the performance obligation is satisfied at a point in time, as the financial institutions hold the assets of the Company's customers.

Controlled Asset Fee Revenue – The Company receives a commission on the interest earned on money market accounts held by a financial institution that is the custodian of funds the Company holds on behalf of its customers. The fee is earned and recognized at a point in time, as the assets are held at the financial institution.

NOTE B - Summary of Significant Accounting Policies, continued

Disaggregated revenue from contracts with customers for the year ended December 31, 2025 is summarized as follows:

TPA ITS Recordkeeping Services Revenue	$ 2,444,029
TPA ITS Tax Services Revenue	41,352
TPA Other Revenue	40,296
Total TPA record keeping and administrative fees	2,525,677
Commission Advisory Services Revenue ITS	853,977
Commissions and Clearing Fees	706,989
Commissions Advisory Services Revenue Trail	106,145
Commissions Trailer Revenue	464,466
Commissions Controlled Asset Revenue	15,162
Total Commissions and fees	2,146,739
Total	$ 4,672,416

Revenue from contracts with customers are included in Commissions and Fees and TPA record keeping and administrative fees on the Statement of Income.

Contract balances at the beginning of the year totaled $525,772. Contract balances as of December 31, 2025 totaled $596,484 and are included in accounts receivable on the Statement of Financial Condition.

- Advertising Costs

The Company expense advertising costs as incurred. Advertising expense for year ending December 31, 2025 was $14,934.

- Securities Transactions

Securities transactions on behalf of customers and the related income and expenses are recorded on trade   date. Proprietary securities transactions are recorded on trade date, as if they have settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Securities owned are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures.

- Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including agency transactions and investment advisory. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note H), which is

NOTE B - Summary of Significant Accounting Policies, continued

not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. During 2025, none of the Company's external customer made up more than 10% of revenue.

- Fair Value of Financial Instruments

FASB ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels established by FASB ASC 820 are described as follows:

Level 1 - Valuation is based on quoted prices for identical assets or liabilities traded in active markets.

Level 2 - Valuation is based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 - Valuation is based on model-based techniques that use significant inputs and assumptions not observable in the market. These unobservable inputs and assumptions reflect the Company's estimates of inputs and assumptions that market participants would use in pricing the assets and liabilities, and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The fair values of the Company's assets and liabilities, which qualify as financial instruments, approximate the carrying amounts presented in the Statement of Financial Condition.

- Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - Summary of Significant Accounting Policies, continued

- Subsequent Events

The Company has evaluated subsequent events through March 18, 2026, the date which the financial statements were issued, and has determined that there were no subsequent events to recognize or disclose in these financial statements.

NOTE C - Employee Benefit Plan

The Company's eligible employees participate in a Safe Harbor 401(k) plan. The Company made its mandatory Safe Harbor contribution; however, no additional discretionary contributions were made. The amount of the Safe Harbor contribution for the year ending December 31, 2025 was $45,091.

NOTE D - Securities Owned, at Fair Value

In accordance with the ASC 820, the following table represents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2025:

	Quoted Prices in Active Markets for Identical Assets (Level 1)
Equities and Financial Institution Preferred Equities	$ 3,188,104

There were no transfers between levels during the year ending December 31, 2025. The Company may sell its securities in response to changes in interest rates, liquidity need, and for other purposes.

Cost and fair value of marketable equity securities at December 31, 2025 are as follows:

Equities and Financial Institution Preferred Equities

Cost	$ 969,857
Gross Unrealized Gains	2,218,247
Fair Value	$3,188,104

NOTE E - Commitments and Related Party Transactions

The Company leases office space under an operating lease agreement that is set to expire May 31, 2027, and classified it as an operating lease. Monthly rent expense is recognized on a straight-line basis over the term of the lease. At December 31, 2025, the remaining lease term was 17 months. The operating lease is included on the statement of financial condition as the present value of the lease payments at a 3.25% discount rate. The lease is with a partnership in which the officers of the Company have an interest.

NOTE E - Commitments and Related Party Transactions, continued

Future minimum rentals, exclusive of additional payments for operating expenses and taxes, are as follows for the years ending December 31:

Undiscounted Rent Payments

2026	175,084
2027	73,478
	248,562
Present value discount	(4,272)
Present value	$244,290

Rent expense is recognized on a straight-line basis, and was $178,948 for the year ending December 31, 2025. During the year ended December 31, 2025, minimum lease payments of $172,072 were paid to the affiliated partnership.

NOTE F - Property and Equipment

- *Property and Equipment*

Property and Equipment consist of the following as of December 31, 2025:

Furniture and Equipment	$ 34,358
Computer Equipment	214,832
	249,190
Less Accumulated Depreciation	(172,417)
	$ 76,773

Depreciation Expense for the year ending December 31, 2025 was $21,925.

NOTE G - Off Balance Sheet Credit and Market Risk

Securities transactions of customers are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary. Receivables from broker-dealers represent a concentration of credit risk and primarily relate to fees and commissions receivables on security transactions. The Company does not anticipate nonperformance by customers or broker-dealers with which it conducts business.

NOTE H - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company has a net capital of $3,958,821 (per regulatory requirements), which is $3,908,821 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital ratio was .18 to 1 at December 31, 2025.

NOTE I - Income Taxes

The Company's total deferred tax assets and deferred tax liabilities at December 31, 2025 are as follows:

Deferred tax assets:	
Accrued expenses	$ 33,000
Deferred tax liabilities:	
Unrealized gains	(677,000)
Property and equipment	(23,000)
Net deferred tax liability	$ (667,000)

The Company's provision for income taxes consists of the following:

Current Income Tax Expense	$ 28,711
Deferred Tax Expense	230,000
	$258,711

The provision for income taxes is based upon income or loss before tax for financial reporting purposes. Deferred tax assets or liabilities are recognized for the expected future tax consequences of temporary differences between tax basis of assets and liabilities and their carrying values for financial reporting purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company files income tax returns in the U.S. federal jurisdiction and Illinois and Wisconsin. The Company follows the accounting guidance for uncertainty in income taxes according to the FASB ASC 740, *Income Taxes*. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities.

NOTE I - Income Taxes, continued

As of December 31, 2025, the Company had no uncertain tax positions that qualify for either recognition or   disclosure in the financial statements. It is the Company's policy to include any penalties and interest   related to income taxes in its operating expenses, however, the Company currently has no penalties or interest related to income taxes. The company is no longer subject to U.S. federal and state income tax examinations by the authorities for years before 2022.

The provision for income taxes generally does not bear the customary relationship to pretax statutory income that would be expected applying ordinary corporate tax rates. A reconciliation of the Company's provision for taxes determined by applying the federal and state statutory rate of 30.5% as of December 31, 2025 is as follow:

		Effective Tax Rate
Tax Computed at Statutory Rate	$ 304,545	39.59%
Dividends Received Deduction	(46,109)	(5.99)%
Other permanent differences	274	0.04%
Total Statutory Income Taxes Incurred	$ 258,710	33.64%

SUPPLEMENTAL INFORMATION

NOTE: Access Financial Group, Inc. will not claim exemption form the provisions of Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 and therefore the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.

ACCESS FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1
For the year ended December 31, 2025

Total Shareholders' Equity from Statement of		
Financial Condition		5,041,574
Other (deductions or allowable credits)		
Less non-allowable assets		(749,140)
Add deferred tax liability		167,000
Net capital before haircuts on securities	$	4,459,434
Haircuts on securities pursuant to Rule 15c3-1		(478,215)
Haircuts on Money Market pursuant to Rule 15c3-1		(22,398)
Net capital	$	3,958,821
Net capital requirement		50,000
Excess net capital	$	3,908,821
Net capital less greater of 10% requirement		10,000
		3,898,821
Total aggregate indebtedness	$	716,567
Percentage of aggregate indebtedness to net capital		18.10%

There are no material difference between the computations above and the computations included
in the Company's corresponding unaudited Form X-17A-5 Part IIA as ammeded on March 16, 2026.

This section only applicable if there are adjustments made
Reconciliation with Company's computation of Net Capital (included in Part ll A of Form X-17A-5) as
of December 31, 2025 as orginally filed and as amended on March 16, 2026:

Net capital, as reported in Company's Part ll A		
Unaudited Focus Report	$	4,471,821
Change in Equity from Statement of Financial Condition		
due to audit adjustment		(258,665)
Adjustment to deferred tax liability		(270,000)
Adjustment for non-allowable assets		15,665
Net capital, per December 31, 2025 audit report	$	3,958,821

This section only applicable if there are adjustments made

Reconciliation with Company's computation of Aggregate Indebtedness (included in Part ll A of Form
X-17A-5) as of December 31, 2025:

Total Aggregate Indebtedness, as reported in Company's Part ll A		703,567
Focus Report		
Adjustment for operating lease liability in excess of operating lease - right of use asset		
Adjustment for accounts payable and accrued expenses		13,000
Total Aggregate Indebtedness, per December 31, 2025	$	716,567
audit report		



DSWD
CPAS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of
Access Financial Group, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Access Financial Group, Inc. identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Access Financial Group, Inc. claims an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Access Financial Group, Inc. stated that Access Financial Group, Inc. met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2025 without exception.

Access Financial Group, Inc. is also filing this exemption report because the Access Financial Group, Inc.'s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Access Financial Group, Inc.. In addition, Access Financial Group, Inc. did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable tothe issuer or its agent and not to Access Financial Group, Inc.; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025 without exception

Access Financial Group, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Access Financial Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
March 18, 2026

Phone:708.489.1680 Fax:847.750.0490 | dswd-advisory.com
20646 Abbey Woods Ct N, Suite 201 | Frankfort, IL 60423



A C C E S S
FINANCIAL GROUP, INC.

Exemption Report

Access Financial Group, Inc. (the "Company") is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R.§240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and where the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Access Financial Group, Inc.

I, **Nancy Gorchoff,** swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Nancy Gorchoff ____________ Dated 3/20/2026

Registered Broker-Dealer
Member FINRA/SIPC

118 N. Clinton St., Suite 450 • Chicago, IL 60661 • 800 487 8220 • 312 655 8400 • Fax 312 655 8268 • www.afinancial.com